UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-10858

Manor Care, Inc.
(Exact name of registrant as specified in its charter)

333 N. Summit Street
Toledo, Ohio 43604-2617
419-252-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
6.25% Senior Notes due 2013
2.125% Convertible Senior Notes due 2023 (issued April 2003)
2.125% Convertible Senior Notes due 2023 (issued December 2004)
2.125% Convertible Senior Notes due 2035
2.0% Convertible Senior Notes due 2036
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:
Common Stock, $0.01 par value:  One (1)
6.15% Senior Notes due 2013:  None (0)
2.125% Convertible Senior Notes due 2023 (issued April 2003):  Ten (10)
2.125% Convertible Senior Notes due 2023 (issued December 2004):  Eleven (11)
2.125% Convertible Senior Notes due 2035:  Forty-six (46)
2.0% Convertible Senior Notes due 2036:  Thirty-eight (38)

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Manor Care, Inc., and the subsidiaries of Manor Care, Inc., identified on Schedule I hereto has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Manor Care, Inc.

December 21, 2007	By:
/s/ Richard A. Parr II
Name: Richard A. Parr II
Title: Chairman, President and Chief Executive Officer